Peak to Acquire Banking AI Software Company Zhongke Software Intelligence Ltd.

Montreal, Quebec--(Newsfile Corp. - December 9, 2020) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has signed a memorandum of understanding (MOU) to acquire banking artificial intelligence software company Zhongke Software Intelligence Ltd. ("Zhongke").

Zhongke (http://www.inforich.com.cn/) develops analytics and AI software used by banks and financial institutions in China to make decisions on loan and credit applications, as well as to process and to manage the applications. Zhongke is also a strategic partner of China UnionPay (http://www.unionpayintl.com/en/). Operating under the approval of the People's Bank of China (China's central bank), State-owned UnionPay is China's largest POS electronic funds transfer network and the only interbank network in China that links all the automatic teller machines (ATMs) of all banks throughout the country. According to Wikipedia, UnionPay is the largest card payment organization (debit and credit cards combined) in the world, ahead of Visa and Mastercard.

Zhongke's IP portfolio includes 3 patents, 42 copyrights, and 3 trademarks. All software developed by the company is CMMI Level 3 compliant. CMMI is an international process level improvement training and appraisal standard established by Carnegie Mellon University. It is often required in software development contracts from governments around the world including the US and Chinese governments. Zhongke's software is currently used by 34 banks and financial institutions.

According to the terms of the MOU, Peak and Zhongke will first sign a strategic partnership agreement to pilot a new financing program targeting the restaurant industry and Zhongke's banking clients using new software developed by Zhongke. The pilot will run for a three-month period during which Peak will conduct its due diligence on Zhongke and the parties will finalize the terms of the proposed acquisition. Peak's compensation package for the acquisition will be capped at CAD$20M, which will be payable to Zhongke in a combination of cash and common shares over a certain period of time with the number of common shares payable to be based on the prevailing market price of the common shares at the time they are issued.

"This proposed acquisition is very strategic for us on several levels," commented Peak CEO Johnson Joseph. "Our study of the banking and commercial lending landscape in China shows that the majority of the small, medium and micro businesses, who stand to benefit the most from our Lending Hub services, are served not by large banks but rather by smaller local banks and lending institutions who also happen to be the financial institutions best suited for Zhongke's product offering. Our Lending Hub platform makes it easier for banks to lend to small businesses by gathering and analyzing data coming from the businesses and a variety of external data sources, but we found that internally some banks were unable to take full advantage of the platform's capabilities as they were struggling with some manual procedures, for instance when it came time to sharing loan repayment data with Lending Hub. With this acquisition and the eventual integration of Zhongke's software to Lending Hub, Peak will be in a position to offer China's thousands of small banks, whether located in large cities, small towns or rural regions, an end-to-end solution to automate their commercial lending activities, including bringing them new clients. With the integration of the platform, we also expect the AI components of both Lending Hub and Zhongke's software to continuously improve as they share data with each other. We believe that the insight that Peak will have into these transactions, with data points coming from the banks' internal systems coupled with data points on the operations of the small businesses that are part of the Lending Hub ecosystem, will be exceptional, if not unprecedented. The value of the combination of that data can't be overstated," concluded Mr. Joseph.

"When we understood Peak's vision with the creation of the Lending Hub ecosystem and the importantrole that our software would play in helping bring that vision to life, the decision to join the Group was an easy one," said Zhongke Founder and CEO, Changshu Hu. "I look forward to finalizing our agreement as quickly as possible and couldn't be more excited about the impact that I believe we will have on the automation of commercial lending to genuinely help small businesses across the country reach their full potential."

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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